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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 2      )*
                                          --------

                             NORTH BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  657467-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Jeffrey Rubenstein, Much Shelist Freed, 200 N. LaSalle St. Suite 2100,
                    Chicago, Illinois  60601  (312) 346-3100
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 21, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP No. 657467-10-6                                               Page 2 of 11


--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Emerald Investments Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    110,471
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    110,471
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,471
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                               Page 3 of 11

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    DH2, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    110,471
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    110,471
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,471
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                               Page 4 of 11

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Gary Hokin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    110,471
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    110,471
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,471
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                               Page 5 of 11

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Rob Rubin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    110,471
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    110,471
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,471
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                               Page 6 of 11


ITEM 1. Security and Issuer

The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of North Bancshares, Inc. (the "Issuer") whose principal executive offices are 100 W. North Ave., Chicago, Illinois 60610. This statement amends the Schedule 13D filed on May 3, 2002, and amended January 27, 2003, which related solely to the purchase of shares of Common Stock by Emerald Investments Limited Partnership ("Emerald"). Although the reporting persons may file this statement on Schedule 13G, they have elected to file on Schedule 13D. Such election is not a waiver of their rights to utilize Schedule 13G at a later date.

ITEM 2. Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

Name:                         Emerald Investments Limited Partnership
State of Organization:        Illinois
Principal business:           General investing activities
Address:                      500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
General Partner:              DH2, Inc. (see below)

Name:                         DH2, Inc.

CUSIP No. 657467-10-6                                               Page 7 of 11

State of Incorporation:       Illinois
Principal business:           General investing activities
Address:                      500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Directors:                    Gary Hokin (see below)
Officers:                     Gary Hokin (President); Rob Rubin (Managing Director)

Name:                         Gary Hokin
Business address:             500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Principal Occupation:         President of DH2, Inc.
Employer:                     DH2, Inc.
Employer principal business:  General investing activities
Address of employer:          500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Citizenship:                  United States

Name:                         Rob Rubin
Business address:             500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Principal Occupation:         Managing Director of DH2, Inc.
Employer:                     DH2, Inc.
Employer principal business:  General investing activities
Address of employer:          500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
Citizenship:                  United States

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D have been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 110,471 shares (the "Shares") of Common Stock beneficially owned by Emerald is approximately $1,489,579. The sources of funds used to purchase the Shares were the working capital of Emerald and its wholly-owned subsidiary Sterlingworth, LLC ("Sterlingworth").

ITEM 4. Purpose of Transaction

Emerald purchased the Shares for general investment purposes. Emerald may, from time to time, depending on market conditions and other investment considerations, purchase additional shares of Common Stock in private or open-market transactions for investment or other purposes, or dispose of shares of Common Stock. Emerald may, in the future, take further action that it deems appropriate at the time which may relate to or result in one or more of the following:

         (a) the acquisition of additional securities of the Issuer or the disposition of securities of the

CUSIP No. 657467-10-6                                               Page 8 of 11

                 Issuer;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) a change in the present board of directors or management of the Issuer;

        (e) other material changes in the present capitalization or dividend policy of the Issuer;

        (f) other material changes in the Issuer's business or corporate structure;

        (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) others actions similar to one or more of those enumerated above.

        Except as set forth above, as of the filing date, Emerald has no plan or proposal with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of this Statement.

ITEM 5. Interest in securities of the Issuer

        (a) Emerald beneficially owns 110,471 Shares which represent 9.7% of the 1,143,881 shares of Common Stock outstanding (as reflected in the Issuer's Form 10-QSB filed on August 13,
                 2003). Emerald beneficially owns 26,613 of these Shares through the ownership of these Shares by its wholly-owned subsidiary, Sterlingworth. DH2, Inc. ("DH2") is the general partner of Emerald and the manager of Sterlingworth and in this capacity may be deemed to have beneficial ownership of the Shares. Gary Hokin is the sole director and the President of DH2 and in this capacity may be deemed to have beneficial ownership of the Shares. Rob Rubin is the Managing Director of DH2 and in this capacity may be deemed to have beneficial ownership of the Shares. Each of DH2, Gary Hokin, and Rob Rubin disclaim beneficial ownership of the Shares.

        (b) Emerald, as owner of the Shares and Parent of Sterlingworth, has shared power to vote and to dispose of the Shares. Sterlingworth as owner of 26,613 of the Shares, has shared power to vote and dispose of these Shares. DH2 in its capacity as general partner of Emerald and manager of Sterlingworth may be deemed to have shared power to vote and to dispose of the Shares. Gary Hokin, in his capacity as a director and officer of DH2 may be deemed to have shared power to vote and to dispose of the Shares. Rob Rubin, in his capacity as an officer of DH2, may be deemed to have shared power to vote and to dispose of the Shares. The information disclosed in Item 2 of this Schedule 13D is incorporated by reference herein.

CUSIP No. 657467-10-6                                               Page 9 of 11

         (c) Other than as disclosed in the attached Exhibit (1) there have been no transactions in the Common Stock effected during the past sixty days by any persons named in paragraph (a) of this Item 5.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)      No applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreement attached as Exhibit (2) to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

ITEM 7.           Material to Be Filed as Exhibits

         (1) List of transactions in the Common Stock effected during past sixty days.

         (2) Written agreement relating to the filing of joint acquisition by Section 240.13d-1(k). *Previously filed as Exhibit (2) to
                  Schedule 13D filed May 3, 2003.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Emerald Investments Limited Partnership
By:  DH2, Inc., general partner              Date:
/s/  Rob Rubin                               August 29, 2003
------------------------------
By:  Rob Rubin, Managing Director


DH2, Inc.                                    Date:
/s/  Rob Rubin                               August 29, 2003
------------------------------
By:  Rob Rubin, Managing Director


/s/  Gary Hokin                              Date:
------------------------------               August 29, 2003
Gary Hokin

CUSIP No. 657467-10-6                                              Page 10 of 11



/s/  Rob Rubin                               Date:
------------------------------               August 29, 2003
Rob Rubin